Exhibit 99.4
HardieZone(tm) System John Dybsky Product Brand Manager 1 October 2009

2 The HardieZoneTM System represents a logical extension of Hardie technology: "one size does not fit all" 2nd Generation vs 7th Generation

3 Drive homeowners' preference for James Hardie branded products by positioning HardieZone(tm) as the complete siding solution for region specific climatic challenges HardieZone(tm) Positioning Strategy

4 Siding, trim and soffit package all engineered for specific climate ColorPlus(r) Technology for low maintenance and enduring beauty Peace of mind protection from single source manufacturer No matter where you live, now you can own a home with an exterior that's ideally suited for its local climate. The HardieZone(tm) System offers siding with specific performance attributes relative to the climate where a home is being built.

Research Conclusions

James Hardie

Homebuyers:

- Understand and embrace the HardieZone™ System
- Are excited about the pre-painted concept and 15-year warranty
- Identified wood trim, soffit and fascia as a point of ongoing maintenance frustration
- Are willing to pay extra for the HardieZone™ System
- Will seek out builders using the HardieZone™ System

5

6 Geographic zones based on 8 climatic variables Temperature range UV Humidity Rainfall Snow Hail Hurricane (high wind load) Topographical factors Sizing up the Problem

7 The HardieZones

8 Two Product Lines Emerged

9 Extreme seasonal temperature variation Freezing temperatures Snow and ice HZ5 Climates

10 Substrate engineered for performance Resists damage from snow and ice Resists damage from excessive moisture Resists damage from freezing temperatures Maintains dimensional stability Non combustible HZ5

11 Paintable surface engineered for performance Superior paint adhesion Moisture resistant surface HZ5 (continued)

12 HZ5 (continued)

13 High humidity Dry heat High precipitation HZ10 Climates: HZ10 Climates

14 Substrate engineered for performance Resistant to damage from moisture Resistant to cracking, splitting, rotting and swelling Dimensional stability Broadest industry coverage in high wind and hurricane areas Non combustible Termite resistant HZ10 (continued)

15 Paintable surface engineered for performance Superior paint adhesion Moisture resistant surface HZ10 (continued)

16 HZ10

17

18 Takes to an even higher level Factory controlled finish for maximum consistency and durability Resists peeling, chipping, cracking or marring Color retention and fade resistance with high levels of UV exposure experienced in zones 6-10

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20 High moisture markets High UV markets Engineered for Climate

21 Extreme climates Coastal climates Engineered for Climate (continued)

22 Southern Living- Georgia Living section Nov 09 8/25/09 Dec 09 9/24/09 Feb 09 11/24/09 Apr 09 1/26/10 Co-Branded Ad

23 Entering a zip code into this search box... ? HardieZone(tm) on our Website

24 Hardie Zone(tm) Content Pages